UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Name of Registrant)

9335, Harris corners, Charlotte, N.C
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

TAT Technologies Ltd.

6-K Items

1.    Press Release dated July 14, 2026, re: TAT Technologies Expands Strategic Relationship with Honeywell Aerospace, Strengthening its Position in the APU Aftermarket

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: July 14, 2026

FOR IMMEDIATE RELEASE

TAT Technologies Expands Strategic Relationship with Honeywell Aerospace,
Strengthening its Position in the APU Aftermarket

Agreement Designates TAT as Sole* Authorized Distributor of GTCP 331-200/250 APU Spare Parts and
extends MRO licenses period for this platform until 2036

Charlotte, NC, July 14, 2026 - TAT Technologies Ltd. (Nasdaq: TATT) (TASE: TATT) (“TAT” or the “Company”), today announced an expansion of its relationship with Honeywell Aerospace (Nasdaq: HONA), under which TAT will become the sole global authorized distributor of spare parts for the 331-200/250 auxiliary power unit (APU) platform. As part of this agreement, the company also signed an extension for its MRO licenses for this platform until 2036 and acquired three Honeywell Aerospace 131-9A APUs to expand its trading and leasing business. This agreement positions TAT as the leading global provider of MRO services and aftermarket parts support for the platform.

For operators, lessors, and MRO providers maintaining aircraft on this platform, the result is a single, trusted source for both service and parts — reducing the coordination typically required across multiple vendors and supporting faster turnarounds when aircraft need a reliable and accurate return to service commitment. This agreement deepens TAT's relationship with its global customer base and positions the Company to build new relationships across the broader operator community on this platform.

Mr. Igal Zamir, TAT's CEO and President, commented, "Our relationship with Honeywell Aerospace has been one of the most important partnerships in TAT's history, and this agreement reflects the continued strength and trust we've built together over the past several years. Honeywell Aerospace has been an outstanding partner to TAT, and this expansion is a meaningful vote of confidence in our team and the track record we've built together."

"This agreement makes TAT the sole parts distributor of the APU 200 and APU 250 platforms, adding a distribution capability to our business that complements the MRO services we've long provided — allowing us to support these platforms across their full lifecycle, from parts supply through repair and return. Bringing parts and service together under one roof means faster turnaround and the kind of responsive support our customers have come to expect from TAT. We're proud of what this relationship has built so far, and even more excited about where it's headed."

“Honeywell Aerospace remains committed to strengthening the global ecosystem that supports our APU customers,” said Brandie Maxwell, VP Sales Americas Aftermarket of Honeywell Aerospace. “TAT has consistently demonstrated the technical excellence, and responsiveness operators expect, and expanding their role as our sole authorized distributor reinforces our focus on long‑term fleet support, reliability, and customer value.”

* Excluding Africa prior to 2030 and excluding direct distribution to non-aftermarket original equipment manufacturers (OEMs).

About TAT Technologies Ltd.

TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on landing gears and other aircraft components. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military. For more information, please visit www.tat-technologies.com.

Safe Harbor for Forward-Looking Statements

This press release and/or this report contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management’s current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Eran Yunger
Director IR
Tel: +1-980-451-1115
Erany@tat-technologies.com